DEALER MANAGER AGREEMENT

October 6, 2014

WesternZagros Resources Ltd.

600, 440 – 2nd Avenue SW

Calgary, AB T2P 5E9

Attention:	Mr. Gregory C. Stevenson
Chief Financial Officer

Dear Sir:

FirstEnergy Capital Corp. (the “Dealer Manager”, “we” and other pronouns indicating the Dealer Manager) understands that WesternZagros Resources Ltd. (the “Corporation”) intends to issue transferable rights (the “Rights”) to holders (“Shareholders”) of record of its common shares (“Common Shares”) as at the close of business on October 20, 2014 (the “Record Date”) to subscribe for and purchase up to an aggregate of 384,615,385 Common Shares (the “Offered Shares”). Each Shareholder of record on the Record Date will receive one Right for each Share held. Every 1.23928 Rights will entitle the holder thereof to acquire one Share (the “Basic Subscription Right”) at a subscription price of $0.65 per Share (the “Subscription Price”) at any time prior to 5:00 p.m. (Toronto time) on November 14, 2014 (the “Expiration Time”). In addition, Shareholders who exercise their Rights in full may subscribe for additional Shares, if available, at a price equal to the Subscription Price for each such additional Share (the “Additional Subscription Privilege”). The number of Shares available for all additional subscriptions will be that number equal to the total number of Offered Shares less those subscribed for pursuant to the Basic Subscription Right at the Expiration Time. Subscriptions for such additional Shares will be received subject to allotment as described in the Final Prospectuses (as defined herein).

We also understand that the Corporation has entered into an equity backstop agreement with Crest Energy International LLC (“Crest”) dated as of August 14, 2014 (the “Equity Backstop Agreement”) pursuant to which Crest has agreed, subject to certain terms and conditions, to: (a) exercise its Basic Subscription Right and Additional Subscription Privilege, if applicable, under the Rights Offering (as defined herein) and acquire Common Shares (the “Equity Backstop Common Shares”) to the maximum extent possible provided that such exercise permits Crest to maintain its level of ownership of Common Shares and will not result in Crest owning more than 19.9% of the outstanding Common Shares following such purchase; and (b) purchase at the Subscription Price that number of non-voting, Class A Preferred Shares, Series 1 of the Corporation (the “Equity Backstop Preferred Shares” and, together with the Equity Backstop Common Shares, the “Equity Backstop Shares”), via a private placement (the “Private Placement”), such that after giving effect to: (i) the purchase of Common Shares subscribed for and taken up by holders of Rights pursuant to the Basic Subscription Right and the Additional Subscription Privilege (including any Equity Backstop Common Shares subscribed for and taken up by Crest pursuant to its Basic Subscription Right and Additional Subscription Privilege, as applicable); and (ii) the purchase of the Equity Backstop Preferred Shares, if any, by Crest, the Corporation will have received an aggregate amount in respect of the issuance of such equity securities that is not less than $200,000,000.

Subject to the terms and conditions set out below, the Dealer Manager agrees to use commercially reasonable efforts in accordance with customary practice to solicit the exercise of Rights and the related subscription for Offered Shares by holders of Rights (“Rightsholders”) and to perform such other services in respect of the Rights Offering as are provided for in this Agreement.

The agreement resulting from your acceptance of this letter (herein referred to as the “Agreement”) shall be subject to the following terms and conditions:

1.	Definitions

In this Agreement, the following terms have the following meanings:

(a)	“2014 Information Circular” means the proxy statement and information circular of the Corporation dated April 14, 2014 in connection with the annual and special meeting of shareholders of the Corporation held on June 4, 2014;

(b)	“Business” means the business presently carried on, or proposed to be carried on, as a going concern by the Corporation, all operations related thereto, the intangible goodwill associated therewith, and any and all properties, assets and interests of whatsoever kind and nature related thereto,

(c)	“business day” means a day which is not a Saturday, Sunday or day on which the principal commercial banks located in Calgary, Alberta or Toronto, Ontario are not open for business during normal banking hours;

(d)	“Canadian Final Prospectus” means the English and French language versions (unless the context otherwise requires) of the final short form prospectus of the Corporation relating to the distribution of the Rights and the Offered Shares and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(e)	“Canadian Preliminary Prospectus” means the English and French language versions (unless the context otherwise requires) of the preliminary short form prospectus of the Corporation dated September 3, 2014 relating to the distribution of the Rights and the Offered Shares and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(f)	“Canadian Prospectuses” means, collectively, the Canadian Preliminary Prospectus and the Canadian Final Prospectus and any Prospectus Amendment to any of the foregoing;

(g)	“Canadian Securities Laws” means the securities acts or similar statutes of each of the Qualifying Jurisdictions and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

(h)	“Closing Date” means the date of closing of the Rights Offering, being on or about November 18, 2014, or such other date as the Dealer Manager and the Corporation may agree upon in writing;

(i)	“Closing Time” means 6:00 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the Dealer Manager and the Corporation may agree upon in writing;

(j)	“Corporation Marketing Materials” means, collectively, the corporate presentation dated September 8, 2014 and the corporation presentation dated October 6, 2014, each filed with the Securities Commissions;

(k)	“Crest 2012 Investment Agreement” means the investment agreement dated August 6, 2012 between the Corporation and Crest;

(l)	“Crest 2013 Investment Agreement” means the investment agreement dated March 10, 2013 between the Corporation and Crest, as amended by a First Amendment to Investment Agreement between the parties dated August 14, 2014;

(m)	“Disclosure Package” means (i) the U.S. Final Prospectus, and (ii) any Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

(n)	“distribution” means “distribution” or “distribution to the public”, which terms have the meanings ascribed thereto under Securities Laws;

(o)	“Due Diligence Session Responses” means the oral and written responses of the Corporation, as given by any director or senior officer of the Corporation, at a Due Diligence Session;

(p)	“Due Diligence Sessions” has the meaning ascribed thereto in section 4(f);

(q)	“Eligible U.S. Holders” means: (i) Rightsholders resident in the state of New York, (ii) each of the Rightsholders listed in Schedule “A” hereof, and (iii) such other Rightsholders resident in the United States as agreed to by the Dealer Manager and the Corporation in writing;

(r)	“Effective Date” means the date and time that the Registration Statement containing the U.S. Final Prospectus becomes effective under the U.S. Securities Act;

(s)	“Excluded Holders” means all Rightsholders located in the United States that are not Eligible U.S. Holders.

(t)	“Financial Disclosure” means:

(i)	the Financial Statements;

(ii)	management’s discussion and analysis of the Corporation’s operating and financial results for the years ended December 31, 2013 and 2012; and

(iii)	management’s discussion and analysis of the Corporation’s operating and financial results for the three and six months ended June 30, 2014

(u)	“Financial Statements” means, collectively: (i) the audited consolidated financial statements of the Corporation, together with the notes thereto and the auditors’ report thereon as at and for the years ended December 31, 2013 and 2012; and (ii) the unaudited consolidated financial statements of the Corporation for the three and six months ended June 30, 2014, together with the notes thereto;

(v)	“FINRA” means the Financial Industry Regulatory Authority, Inc.;

(w)	“Final Prospectuses” means, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus;

(x)	“Form F-7” means Form F-7 under the U.S. Securities Act;

(y)	“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

(z)	“Garmian Block” means the area covered by the Garmian PSC consisting of an exploration and production project area in Kurdistan;

(aa)	“Garmian PSC” means the Production Sharing Contract among WZL, Gazprom Neft Middle East B.V. and the KRG dated July 25, 2011 (as subsequently amended on July 31, 2012) with respect to the Garmian Block;

(bb)	“Government Authority” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, board tribunals, or dispute settlement panels or other law, rule or regulation-making organizations or entities (a) having or purporting to have jurisdiction on behalf of any nation, province, territory, state or other geographic or political subdivision thereof; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(cc)	“KRG” means the Kurdistan Regional Government;

(dd)	“Kurdamir Block” means the area covered by the Kurdamir PSC consisting of an exploration and production project area in Kurdistan;

(ee)	“Kurdamir PSC” means the Original PSC as amended by an Amendment Agreement between WZL, Talisman and the KRG dated July 25, 2011 (as subsequently amended on August 15, 2012) with respect to the Kurdamir Block;

(ff)	“Marketing Materials” has the meaning given to “marketing materials” in NI 41-101;

(gg)	“Material Adverse Effect” has the meaning ascribed thereto in section 10(b);

(hh)	“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto under Securities Laws;

(ii)	“Material Contracts” means any contract or agreement pursuant to which the Corporation or any Material Subsidiary will, or may reasonably be expected to result in, a requirement of the Corporation or any Material Subsidiary to expend more than an aggregate of $500,000 or receive or be entitled to receive revenue of more than $500,000 in either case in the next 12 months, or is out of the ordinary course of business of the Corporation or any Material Subsidiary and includes the PSCs;

(jj)	“Material Subsidiaries” means WZR, WZL and WOIHL;

(kk)	“Money Laundering Laws” has the meaning given to it in Section 10(uu);

(ll)	“NI 41 101” means National Instrument 41 101 – General Prospectus Requirements adopted by the Securities Commissions, as amended or replaced;

(mm)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

(nn)	“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators;

(oo)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions;

(pp)	“Offering Documents” means the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Registration Statement, the U.S. Preliminary Prospectus, the Disclosure Package and any Prospectus Amendment;

(qq)	“Original PSC” means the Production Sharing Contract which was signed by WZL and the KRG on February 28, 2008 with respect to the entirety of the original PSC Lands;

(rr)	“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Securities Commissions (other than Ontario) and NP 11-202;

(ss)	“Passport Receipt” means the receipt issued by the Principal Regulator, which is deemed to also be a receipt of the other Securities Commissions pursuant to the Passport System, for the Canadian Preliminary Prospectus, the Canadian Amended Preliminary Prospectus, the Canadian Final Prospectus and any Prospectus Amendment, as the case may be;

(tt)	“Preliminary Prospectuses” means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

(uu)	“Principal Regulator” means the principal regulator of the Corporation under the Passport System for purposes of the filing of Canadian Prospectuses;

(vv)	“Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus;

(ww)	“provides” and derivations thereof, where used in reference to Marketing Materials, shall have the meaning ascribed to such term in NI 41-101;

(xx)	“PSCs” means the Kurdamir PSC and the Garmian PSC;

(yy)	“PSC Lands” means, collectively, the Kurdamir Block and the Garmian Block;

(zz)	“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, all documents incorporated by reference in the Canadian Prospectuses and any other information filed with the Securities Commissions in compliance or intended compliance with any Canadian Securities Laws;

(aaa)	“Qualifying Jurisdictions” means all of the provinces of Canada;

(bbb)	“Registration Statement” means the registration statement on Form F-7 (File No. 333-198565) covering the registration of Offered Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the exhibits thereto and the documents incorporated by reference therein, as amended on the Effective Date;

(ccc)	“Rights Agency Agreement” means the rights agency and custodial agreement dated the date hereof between the Subscription Agent and the Corporation;

(ddd)	“Rights Offering” means the offering of Rights by the Corporation pursuant to the Offering Documents;

(eee)	“SEC” means the United States Securities and Exchange Commission;

(fff)	“Securities Commissions” means the securities commissions or similar securities regulatory authorities in the Qualifying Jurisdictions;

(ggg)	“Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

(hhh)	“Securities Regulatory Authorities” means the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions;

(iii)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(jjj)	“Sproule” means Sproule International Limited;

(kkk)	“Sproule 2013 Audit Report” means the independent audit report of the Corporation’s estimates of the gross prospective resources and contingent resources for various prospects on the PSC Lands prepared by Sproule dated February 8, 2013 and effective February 8, 2013;

(lll)	“Sproule 2014 Audit Report” means the independent audit report of the Corporation’s updated estimates of the gross contingent resources and prospective resources for the Oligocene reservoir at Kurdamir (Kurdamir Block) prepared by Sproule dated February 10, 2014 and effective February 10, 2014;

(mmm)	“Sproule Kurdamir Report” means the letter report prepared by Sproule dated September 30, 2014 and effective September 1, 2014 in which Sproule has provided an economic analysis of the Corporation’s conceptual development plan for the contingent resources on the Kurdamir Block;

(nnn)	“Sproule Prospective Resources Report” means the independent audit report of the Corporation’s updated estimates of certain prospective resources for the Jeribe/Upper Dhiban reservoir located on the Garmian Block prepared by Sproule dated September 3, 2014 and effective July 1, 2014;

(ooo)	“Sproule Reserves Report” means the independent evaluation report prepared by Sproule evaluating the crude oil reserves of the Corporation on the Garmian Block dated September 30, 2014 and effective September 1, 2014;

(ppp)	“Sproule Reports” means the Sproule 2013 Audit Report, the Sproule 2014 Audit Report, the Sproule Kurdamir Report, the Sproule Prospective Resources Report and the Sproule Reserves Report;

(qqq)	“Standard Listing Conditions” means the conditions imposed by the TSXV in the letter of the TSXV granting conditional listing approval with respect to Rights and the Offered Shares;

(rrr)	“Subscription Agent” means Computershare Investor Services Inc.;

(sss)	“subsidiaries” has the meaning ascribed thereto in the Securities Act (Alberta);

(ttt)	“template version” has the meaning given to that term in NI 41-101;

(uuu)	“Translated Financial Information” has the meaning specified in section 7(e)(i) of this Agreement;

(vvv)	“TSXV” means the TSX Venture Exchange;

(www)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(xxx)	“U.S. Final Prospectus” means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-7 and the applicable rules and regulations of the SEC, to be included in the Registration Statement;

(yyy)	“U.S. Preliminary Prospectus” means the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-7 and the applicable rules and regulations of the SEC included in the registration statement filed pursuant to section 6(a)(iv);

(zzz)	“U.S. Prospectuses” means, collectively, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and any Prospectus Amendment to any of the foregoing;

(aaaa)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(bbbb)	“U.S. Securities Laws” means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the U.S. Securities Act, the U.S. Exchange Act and the respective rules and regulations of the SEC thereunder;

(cccc)	“WOIHL” means Western Oil International Holdings Limited;

(dddd)	“WZL” means WesternZagros Limited; and

(eeee)	“WZR” means WesternZagros Resources Inc.

2.	Activities of the Dealer Manager

(a)	The Dealer Manager shall:

(i)	only solicit the exercise of Rights by Rightsholders as permitted by and in compliance with the Securities Laws and all relevant laws and regulatory requirements, including soliciting the exercise of Rights only in those jurisdictions in which it or an appropriate affiliate is registered or exempt from registration and upon the terms and conditions set forth in the Final Prospectuses, any Prospectus Amendment and in this Agreement;

(ii)	not solicit the exercise of Rights by Rightsholders in the United States other than Rightsholders that are Eligible U.S. Holders;

(iii)	not solicit the exercise of Rights by Rightsholders resident in a member state (“Member State”) of the European Economic Area (“EEA”) which has implemented Directive 2003/71/EC (the “EU Prospectus Directive”) other than the United Kingdom, other than Rightsholders that are either: (A) qualified investors within the meaning of the law in that Member State of the EEA which implements Article 2(1)(e) of the EU Prospectus Directive; or (B) described within Article 3(2) of the EU Prospectus Directive; and

(iv)	not solicit the exercise of Rights by Rightsholders resident in the United Kingdom, other than Rightsholders that are: (A) “qualified investors” within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000, as amended (the “FSMA”), acting as principal or in circumstances where Section 86(2) of the FSMA applies; and (B) also within the categories of persons referred to in Article 19(5) (investment professionals) or Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or persons in the United Kingdom to whom the Rights Offering may otherwise be made or to whom the Rights Offering may otherwise be directed in the United Kingdom without an approved prospectus having been made available to the public in the United Kingdom and without making an unlawful financial promotion.

(b)	The Dealer Manager represents that it is duly organized and validly subsisting under the laws of its jurisdiction of organization and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on.

(c)	The Corporation shall assist the Dealer Manager in its efforts to solicit the exercise of the Rights and subscriptions for the Offered Shares.

(d)	For the purposes of this Section 2, the Dealer Manager shall be entitled to assume that the distribution of the Rights and the Offered Shares is qualified in each of the Qualifying Jurisdictions and that the Offered Shares are registered under the U.S. Securities Act after receipt by the Dealer Manager of notification from the Corporation’s counsel that a Passport Receipt for the Canadian Final Prospectus has been issued and that the Registration Statement has become effective under the U.S. Securities Act, as applicable, unless the Dealer Manager receives notice to the contrary from the Corporation or any applicable securities regulatory authority.

(e)	For the avoidance of doubt and notwithstanding anything that may be to the contrary in this Agreement, the Corporation and the Dealer Manager hereby agree that the Dealer Manager will not underwrite the Rights Offering, and that the Dealer Manager has no obligation to act, and will not act, in any capacity as an underwriter in connection with the Rights Offering.

3.	Advisory Fee

For the services provided hereunder, the Corporation shall pay the Dealer Manager a fee of $200,000 (the “Dealer Manager Fee”), $100,000 of which the Dealer Manager acknowledges receipt of and the remaining $100,000 of which shall be paid by the Corporation to the Dealer Manager upon mailing of the Canadian Final Prospectus to Shareholders.

4.	Solicitation Fees

In addition to the Dealer Manager Fee, the Corporation shall also pay the Dealer Manager a solicitation fee equal to: (a) 0.4% of the proceeds received by the Corporation from the exercise of Rights up to $75,000,000, plus (b) 0.55% of the proceeds received by the Corporation from the exercise of Rights in excess of $75,000,000. For greater certainty, no solicitation fee will be paid for Offered Shares subscribed for by, (i) Crest, Paulson & Co. Inc. or any of the directors or officers of the Corporation or (ii) Excluded Holders. In addition, no solicitation fee will be paid if the Rights Offering is withdrawn or terminated prior to the Expiration Time and no Offered Shares are subscribed for and acquired thereunder. The fees due under this Section 4 shall be paid as soon as practicable after Offered Shares are subscribed for, acquired and paid for pursuant to the Rights Offering, and in any event not later than 30 days after the earliest payment date under the Rights Offering in respect of such Offered Shares.

5.	Costs and Expenses

Whether or not the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Rights and the Offered Shares shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Rights and the Offered Shares for distribution in the Qualifying Jurisdictions and in the United States, the fees and expenses of counsel and auditors for the Corporation, the fees and expenses of the Subscription Agent, the costs relating to road show meetings and presentations, listing fees and all costs incurred in connection with the preparation, translation, printing and delivery of the Offering Documents, the Dealer Manager’s reasonable out-of-pocket expenses, all filing fees relating to the review of the Rights Offering by FINRA and the fees and expenses of counsel for the Dealer Manager. All such reimbursable costs and expenses incurred by the Dealer Manager or on its behalf shall be payable by the Corporation immediately upon receipt of an itemized invoice therefor from the Dealer Manager. Other than legal fees, no costs or expenses will be incurred by the Dealer Manager in excess of $10,000 without the prior approval of the Corporation. No legal fees will be incurred by the Dealer Manager in excess of $125,000 without the prior approval of the Corporation.

6.	Filing of Prospectus and Due Diligence

(a)	The Corporation represents, warrants and covenants to and with the Dealer Manager and acknowledges that the Dealer Manager is relying thereon in connection with the solicitation of the exercise of Rights, that:

(i)	the Corporation is eligible in accordance with the provisions of NI 44-101 to file a short form prospectus in each of the Qualifying Jurisdictions and the Alberta Securities Commission is Principal Regulator for the Corporation;

(ii)	the Corporation meets the general eligibility requirements for use of Form F-7;

(iii)	the Corporation has filed under and as required by Canadian Securities Laws the Canadian Preliminary Prospectus with the Securities Commissions and obtained a Passport Receipt therefor, a copy of which has been provided to the Dealer Manager;

(iv)	the Corporation has filed with the SEC a registration statement on Form F-7 (File No. 333-198565) covering the registration of the Offered Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the U.S. Preliminary Prospectus;

(v)	the Corporation shall, under the Canadian Securities Laws,

(A)	as soon as practicable after the execution of this Agreement and in any event by October 7, 2014 (or in any case, by such later date as may be determined by the Dealer Manager in its sole discretion) and on a basis acceptable to the Dealer Manager, prepare and file the Canadian Final Prospectus under and as required by Canadian Securities Laws with each of the Securities Commissions; and

(B)	obtain and deliver to the Dealer Manager a Passport Receipt, dated the date of filing, issued by the Principal Regulator evidencing that a receipt for the Canadian Final Prospectus has been issued by the Securities Commissions in each of the Qualifying Jurisdictions;

(vi)	the Corporation shall, as soon as practicable after the execution of this Agreement and on a basis acceptable to the Dealer Manager, prepare and file with the SEC pursuant to the multijurisdictional disclosure system an amendment to the Registration Statement on Form F-7 referred to in section 6(a)(iv), including the U.S. Final Prospectus which shall become effective upon filing pursuant to Rule 467(a) under the U.S. Securities Act;

(vii)	on the date of and upon filing of the Canadian Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws to permit the distribution of the Rights and the Offered Shares that will not have been filed as required;

(viii)	it will take or cause to be taken all steps and proceedings that may be required under the rules of the TSXV so that the Rights are listed and posted for trading on the TSXV on or about the second trading day preceding the Record Date, and the Offered Shares issuable on exercise of the Rights will be conditionally approved for listing by the TSXV no later than the Closing Date, subject in each case to satisfaction of Standard Listing Conditions; and

(ix)	cause the distribution of the Rights and the Offered Shares to be effected in the manner set forth in the Final Prospectuses.

(b)	Each of the Corporation and the Dealer Manager (for the purposes of the definition of “lead underwriter” under NI 41-101) confirms that it has approved in writing a template version of each of the Corporation Marketing Materials before such Corporation Marketing Materials were first provided to Rightsholders or potential investors of Offered Shares, and the Corporation confirms to the Dealer Manager that it has filed, or will prior to or concurrent with the filing of the Canadian Final Prospectus file, an English language version of (and will prior to or concurrent with the filing of the Canadian Final Prospectus file a French language version of) a complete template version of each of the Corporation Marketing Materials with the Securities Commissions, with no comparables (as defined in NI 41-101) removed.

(c)	During the distribution of the Rights and the Offered Shares:

(i)	the Corporation agrees with the Dealer Manager and the Dealer Manager agrees with the Corporation:

(A)	not to provide any Rightsholder or potential investor of Offered Shares with any Marketing Materials other than the Corporation Marketing Materials unless a template version of such Marketing Materials has been approved in writing by the Corporation the Dealer Manager and filed by the Corporation with the Securities Commissions, in each case on or before the day such Marketing Materials are first provided to any Rightsholder or potential investor of Offered Shares; and

(B)	not to provide any Rightsholder or potential investor of Offered Shares with any materials or information in relation to the distribution of the Rights or the Offered Shares or the Corporation other than: (1) the Corporation Marketing Materials and such other Marketing Materials that have been approved and filed in accordance with this Section 6(c); (2) the Preliminary Prospectus, the Final Prospectuses and any Prospectus Amendment, as applicable; and (3) any “standard term sheets” (as defined in NI 41 101) approved in writing by the Corporation.

(d)

The Corporation agrees to allow the Dealer Manager, prior to the filing of the Offering Documents, to participate fully in the preparation of, and approve the form and content of, the Offering Documents and such other documents as may be required under the Securities Laws to qualify the distribution of Rights and the Offered Shares in the Qualifying Jurisdictions and in the United States, and to

allow the Dealer Manager to conduct all due diligence which the Dealer Manager may reasonably require in order to confirm the Public Record is accurate and current in all material respects, fulfill the Dealer Manager’s obligations as dealer manager and enable the Dealer Manager to responsibly execute the certificates in the Canadian Prospectuses required to be executed by the Dealer Manager. During such period, the Corporation shall also make available its directors, senior management, auditors, independent engineers and legal counsel to answer any questions which the Dealer Manager may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the “Due Diligence Sessions”). The Dealer Manager shall distribute a list of written questions to be answered in advance of such Due Diligence Sessions and the Corporation shall provide written responses to such questions and the Corporation shall use reasonable commercial efforts to have its auditors, independent engineers and legal counsel provide written responses to such questions in advance of the Due Diligence Sessions.

(e)	After the date of the Final Prospectuses and until the conclusion of the distribution of the Rights and the Offered Shares, the Corporation shall take or cause to be taken all reasonable steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Rights and the Offered Shares in each of the Qualifying Jurisdictions and in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

7.	Delivery of Prospectus and Related Documents

The Corporation shall deliver or cause to be delivered to the Dealer Manager and the Dealer Manager’s counsel the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Canadian Final Prospectus, copies of the Canadian Final Prospectus, each in the English and French languages, signed as required by the Canadian Securities Laws;

(b)	prior to or contemporaneously, as nearly as practicable, with the filing thereof with the SEC copies of the Registration Statement, including the prospectus contained therein, and each amendment thereto, as filed with the SEC and copies of all exhibits and documents filed therewith which have not previously been delivered to the Dealer Manager or filed on SEDAR;

(c)	as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by the Canadian Securities Laws, and any amendment to the Registration Statement;

(d)	as soon as they are available, copies of any documents incorporated by reference in or exhibits to the Canadian Prospectuses, the U.S. Prospectuses, the Registration Statement or any amendment to any of them which have not been previously available on SEDAR or delivered to the Dealer Manager;

(e)	at the time of delivery of the French language version of the Canadian Final Prospectus or any Prospectus Amendment to the Dealer Manager pursuant to this section 7:

(i)	an opinion of the Corporation’s Québec counsel, dated the date of the Canadian Final Prospectus or the Prospectus Amendment, as the case may be, to the effect that, except for the French language versions of the Financial Disclosure (collectively, the “Translated Financial Information”) each of the Canadian Final Prospectus and such Prospectus Amendment, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein, is in all material respects a complete and proper translation of the English language version thereof, and an opinion of the Corporation’s auditors, at the same time or times and substantially to the same effect, in respect of the Translated Financial Information; and

(ii)	at the time of filing with the Securities Commissions of the Canadian Final Prospectus or any Prospectus Amendment, as the case may be, a comfort letter from the Corporation’s auditors addressed to the Dealer Manager and dated the date of the Canadian Final Prospectus or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Dealer Manager, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries contained in any such document or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. Such letter shall also state that such auditors are independent public accountants within the meaning of Canadian Securities Laws.

(f)	The delivery to the Dealer Manager of the filed Canadian Final Prospectus shall constitute a representation and warranty to the Dealer Manager by the Corporation that:

(i)	the information and statements contained in the Canadian Final Prospectus (except any information and statements relating solely to the Dealer Manager which have been provided in writing to the Corporation by the Dealer Manager specifically for inclusion therein) constitute full, true and plain disclosure of all material facts relating to the Corporation, the Rights and the Offered Shares;

(ii)	the Canadian Final Prospectus does not contain a misrepresentation within the meaning of Canadian Securities Laws; and

(iii)	the Canadian Final Prospectus complies with Canadian Securities Laws.

Such delivery shall also constitute the consent of the Corporation to the use of the Canadian Final Prospectus by the Dealer Manager in connection with the solicitation of the exercise of Rights in the Qualifying Jurisdictions and elsewhere outside the United States.

(g)	The Corporation hereby represents, warrants and covenants to the Dealer Manager as follows:

(i)	the documents incorporated by reference in the Canadian Prospectuses, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of Canadian Securities Laws; and any further documents incorporated by reference in the Canadian Prospectuses, the Registration Statement and the U.S. Prospectuses, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws or the U.S. Securities Laws and the rules thereunder, as applicable;

(ii)	on the Effective Date, the Registration Statement will, and on its issue date and at the Closing Time, the U.S. Final Prospectus will conform in all material respects with the requirements of the U.S. Securities Act and the rules and regulations thereunder; on the date first filed the Canadian Preliminary Prospectus conformed, and on the date first filed the Canadian Final Prospectus and any Prospectus Amendment will, and at the Closing Time the Canadian Final Prospectus and any Prospectus Amendment will, conform in all material respects with the applicable requirements of Canadian Securities Laws; each of the Registration Statement as of the Effective Date and the U.S. Final Prospectus as of its issue and as of the Closing Time, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by the Dealer Manager specifically for inclusion in the Registration Statement, the Canadian Prospectuses or the U.S. Final Prospectus;

(iii)	as of the date of this Agreement, as of the Effective Date and as of the Closing Time, each of (i) the Disclosure Package and (ii) each electronic roadshow, if any, when taken together as a whole with the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by the Dealer Manager specifically for inclusion therein;

(iv)	the Corporation is not, and at the earliest time after the filing of the U.S. Preliminary Prospectus that the Corporation or another offering participant makes a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Shares, the Corporation will not be an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Dealer Manager have notified the Corporation of the earliest time that an offering participant makes a bona fide offer of the Offered Shares;

(v)	each Free Writing Prospectus will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the U.S. Prospectuses or the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly the Dealer Manager so that any use of the U.S. Prospectuses and the Disclosure Package may cease until it is amended or supplemented; and

(vi)

except as described in the Registration Statement and the U.S. Final Prospectus, there are no claims, payments, arrangements, agreements or understandings relating to the payment of a finder’s, consulting or origination fee or other compensation by the Corporation with respect to the issuance or exercise of the Rights or the sale of the Offered Shares or any other arrangements, agreements or understandings of the Corporation or, to the Corporation’s knowledge, the Corporation’s officers, directors, and employees or affiliates that may affect the Dealer Manager’s compensation, as determined by FINRA. Except as previously disclosed by the Corporation to the Dealer Manager in writing, no officer, director or beneficial owner of 5% or more of any class of the Corporation’s securities or any other affiliate is a member or person associated, or affiliated with a member of FINRA. No proceeds from the exercise of the Rights will be paid to any member of FINRA, or any persons associated or affiliated with a member of FINRA, except as specifically contemplated herein. Except as previously disclosed by the Corporation to the Dealer Manager, no person to whom securities of the Corporation have been privately issued within the 180-day period prior to the initial filing date of the Registration Statement has any relationship or association with any member of FINRA.

8.	Commercial Copies of Prospectus

(a)	The Corporation shall deliver to the Dealer Manager, as soon as practicable, at offices designated by the Dealer Manager, such number of commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus as the Dealer Manager may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus. The Corporation shall, as soon as practicable following a request by the Dealer Manager, cause to be delivered to the Dealer Manager such additional commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus in such numbers and at such offices in such cities as the Dealer Manager may reasonably request from time to time.

(b)	The Corporation shall from time to time deliver to the Dealer Manager, as soon as practicable at the offices in such cities designated by the Dealer Manager pursuant to section 8.1(a), the number of copies of any Prospectus Amendment which the Dealer Manager may from time to time reasonably request.

9.	Material Changes

(a)	During the period from the date hereof until the Expiration Time, and at any time when a prospectus relating to the Offered Shares is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Dealer Manager in writing, with full particulars, of:

(i)	any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, ownership or condition (financial or otherwise) of the Corporation or its subsidiaries; or

(ii)	any change in any matter covered by a statement contained in the Canadian Prospectuses, the Registration Statement, the U.S. Prospectuses or any Prospectus Amendment; or

(iii)	any other material event or circumstance in respect of the Corporation or its subsidiaries, the Equity Backstop Agreement or the Rights Agency Agreement;

of which it is aware and which:

(iv)	is, or may be, of such a nature as to render the Canadian Final Prospectus or any Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any of the Canadian Securities Laws, or

(v)	results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Preliminary Prospectus or the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Preliminary Prospectus, or U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement, the U.S. Preliminary Prospectus, or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

(b)	The Corporation shall in good faith discuss with the Dealer Manager any change, event or circumstance (actual, contemplated or threatened within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Dealer Manager pursuant to subsection 9(a) above and, in any event, prior to making any filing referred to in subsection 9(c) below.

(c)

The Corporation shall promptly comply with all applicable filing and other requirements, if any, under Securities Laws arising as a result of any change, event or circumstance referred to in subsection 9(a) above and shall prepare and file under all Securities Laws, as soon as practicable, and in any event within any time limit prescribed under Securities Laws, any Prospectus Amendment or amendment or supplement to the Registration Statement as may be required under Securities Laws, provided that the Corporation shall allow the Dealer Manager and its counsel to participate fully in the preparation of any Prospectus Amendment or amendment or supplement to the Registration Statement and to conduct all due diligence investigations which the Dealer Manager may reasonably require in order to fulfill its obligations as Dealer Manager and in order to enable the Dealer Manager responsibly to execute the certificate required to be executed by it in any Prospectus Amendment or amendment or supplement to the Registration Statement (which investigations may include, among other things, the holding of a due diligence meeting with officers and directors of the

Corporation, which may be conducted after the issuance of the final Passport Receipt and up to the Expiration Time) and the Dealer Manager shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to the Dealer Manager and the Dealer Manager’s counsel a copy of each Prospectus Amendment in the English and French languages, signed as required by Securities Laws by the Corporation, as well as opinions and letters with respect to each such Prospectus Amendment substantially similar to those referred to in paragraphs 7(e)(i) and 7(e)(ii) above.

(d)	The delivery to the Dealer Manager of each Prospectus Amendment shall constitute a representation and warranty to the Dealer Manager by the Corporation, with respect to the Canadian Preliminary Prospectus and the Canadian Final Prospectus, as amended, modified or superseded by such Prospectus Amendment as amended, modified or superseded by such Prospectus Amendment and by each Prospectus Amendment previously delivered to the Dealer Manager as aforesaid, to the same effect as set forth in paragraphs 7(f)(i), 7(f)(ii) and 7(f)(iii) above. Such delivery shall also constitute the consent of the Corporation to the use of the Canadian Final Prospectus, as amended, by the Dealer Manager in connection with the solicitation of the exercise of Rights in the Qualifying Jurisdictions and elsewhere outside the United States and to the use of the U.S. Preliminary Prospectus and the U.S. Final Prospectus, as amended, by the Dealer Manager in connection with the solicitation of the exercise of Rights in the United States.

(e)	During the period commencing on the date hereof and ending on the earlier of the Expiration Time and the date which is 60 days after the date of the Prospectus, the Corporation will promptly inform the Dealer Manager of the full particulars of:

(i)	any request of any Securities Commission or the SEC for any amendment to the Canadian Prospectuses, the Registration Statement, the U.S. Prospectuses or any part of the Public Record or for any additional information; or

(ii)	the issuance by any Securities Commission or the SEC or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; or

(iii)	the receipt by the Corporation of any communication from any Securities Commission, the SEC, the TSXV, or any other competent authority relating to the Canadian Prospectuses, the U.S. Prospectuses, any part of the Public Record or the distribution of the Rights and the Offered Shares.

(f)	During the period commencing on the date hereof and ending on the Expiration Time, the Corporation, insofar as it is reasonably able to do so, will allow the

Dealer Manager and the Dealer Manager’s counsel to review any press releases and financial statements to be issued by the Corporation prior to their filing or issuance.

(g)	During the period commencing on the date hereof and ending on the Closing Date, the Corporation shall give notice to the Dealer Manager of any amendment proposed to be made to the Equity Backstop Agreement or the Rights Agency Agreement.

10.	Representations and Warranties.

The Corporation represents, warrants and, where applicable, covenants to the Dealer Manager as follows and acknowledges that it is relying upon such representations, warranties and covenants in connection with the execution and delivery of this Agreement:

(a)	each of the Corporation and the Material Subsidiaries has been duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation, has all requisite power, capacity and authority to carry on its business as now conducted and to own, lease and operate its properties and assets and each of the Corporation and each of the Material Subsidiaries is current with all material filings required to be made in all jurisdictions in which it carries on any material business, and the Corporation has all requisite power, capacity and authority to carry out its obligations under this Agreement;

(b)	the Corporation is duly qualified to do business as an extra-provincial corporation or as a foreign corporation, as applicable, and is in good standing, in each jurisdiction where the ownership, leasing or operation of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate: (i) have a material adverse effect on the Business, properties, assets, financial condition, results of operations or prospects (financial or otherwise) of the Corporation and its subsidiaries taken as a whole; (ii) prevent or materially interfere with consummation of the transactions contemplated hereby; or (iii) result in the de-listing of the Common Shares from the TSXV (the occurrence of any such effect or any such result described in the foregoing clauses (i), (ii), or (iii) being hereby referred to as a “Material Adverse Effect”);

(c)	the Corporation or one of its wholly-owned subsidiaries owns all of the issued and outstanding shares of each of the Material Subsidiaries, in each case free and clear of any pledge, lien, security interest, charge, claim or encumbrance;

(d)	other than the capital stock of the subsidiaries, the Corporation does not own, directly or indirectly, any shares of stock of any other equity interests or long-term debt securities of any corporation, firm, partnership, joint venture, association or other entity;

(e)	the share capital of the Corporation, including the Offered Shares and the Equity Backstop Shares, conforms in all material respects to each description thereof contained in the Public Record;

(f)	the form and terms of the definitive certificates representing the Rights and the Common Shares (including the Offered Shares) and the Class A Preferred Shares (including the Equity Backstop Preferred Shares) have been duly approved and authorized by the Corporation and comply with all legal requirements relating thereto and, with respect to those for the Rights and the Common Shares the requirements of the TSXV;

(g)	the Corporation has full corporate capacity, power and authority to enter into this Agreement, the Equity Backstop Agreement and the Rights Agency Agreement and to perform its obligations set out herein and therein (including, without limitation, to distribute the Rights and to issue and sell the Offered Shares, including the Equity Backstop Common Shares, and the Equity Backstop Preferred Shares, and this Agreement has been, and the Rights Agency Agreement will be on the Closing Date, duly authorized, executed and delivered by the Corporation and this Agreement and the Equity Backstop Agreement are, and the Rights Agency Agreement will be on the Closing Date, legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by applicable law;

(h)	the Corporation has the necessary corporate power and authority to execute, deliver and file the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package and, prior to the filing of the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package, all requisite action was or will have been taken by the Corporation, as applicable, to authorize the execution, delivery and filing of the Preliminary Prospectuses, the Final Prospectuses and the Disclosure Package;

(i)	the attributes and characteristics of the Rights, the Offered Shares and the Equity Backstop Preferred Shares conform in all material respects to the attributes and characteristics thereof described in the Final Prospectuses;

(j)	the financial statements contained in the Financial Disclosure have been prepared in accordance with IFRS, the information and statements set forth in the Financial Disclosure did not contain any misrepresentations as of the respective dates of such information or statements and the Financial Disclosure fairly presents the financial position and condition of the Corporation as at the dates thereof and for the periods indicated, and reflects all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof, which are required to be disclosed in accordance with IFRS consistently applied;

(k)	the execution, delivery and performance of this Agreement, the Equity Backstop Agreement and the Rights Agency Agreement, the distribution of the Rights and the issue and sale of the Offered Shares, including the Equity Backstop Common Shares, and the Equity Backstop Preferred Shares and the performance or the consummation of the transactions contemplated herein do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (or after notice or lapse of time or both would constitute a default under), any indenture, contract, note, mortgage, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which either the Corporation or any of its Material Subsidiaries is a party or by which it is bound or to which any of its property or assets is subject, which breach, violation or default or the consequences thereof, individually or in the aggregate, would have a Material Adverse Effect on the Corporation and its subsidiaries (taken as a whole), nor will such action conflict with or result in any breach or violation of the provisions of the articles, by-laws or resolutions of the Corporation or any of its Material Subsidiaries or any statute, rule, regulation, judgment, decree or order applicable to the Corporation or any of the Material Subsidiaries or the property or assets of the Corporation or any of the Material Subsidiaries which breach or violation or the consequences thereof would, individually or in the aggregate, have a Material Adverse Effect on the Corporation and its subsidiaries (taken as a whole);

(l)	on or prior to the Record Date, the Rights will be duly and validly created, and on or prior to the Expiration Time, the Offered Shares, including the Equity Backstop Common Shares, will be authorized for issuance and, when issued upon exercise of the Rights, the Offered Shares, including the Equity Backstop Common Shares, will be validly issued as fully paid and non-assessable Common Shares, and when issued and delivered, the Equity Backstop Preferred Shares will be validly issued as fully paid and non-assessable Class A Preferred Shares and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(m)	as of the date of this Agreement, the Corporation has authorized share capital consisting of (A) an unlimited number of Common Shares; (B) an unlimited number of Class A Preferred Shares, issuable in series; and (C) an unlimited number of Class B Preferred Shares, of which 476,647,510 Common Shares, nil Class A Preferred Shares and nil Class B Preferred Shares, are currently issued and outstanding;

(n)

other than options granted pursuant to the Corporation’s stock option plan, 23,699,651 options being outstanding as at the date of this Agreement, or as between the Corporation and the Material Subsidiaries, or as between the Material Subsidiaries, or pursuant to the Corporation’s shareholder rights plan, or as contemplated in the Crest 2013 Investment Agreement, this Agreement or the Equity Backstop Agreement, no person, firm, corporation or other entity has (i) any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any Material Subsidiary (as the case may be) of any unissued shares of the Corporation or any Material Subsidiary (as the case may be) or other equity interests of the Corporation or any Material Subsidiary (as the case may be); or (ii) any pre-emptive rights, resale rights, rights of first refusal or other rights to purchase any shares of the Corporation or any Material Subsidiary (as the case may be) or other equity interests in the Corporation or any Material Subsidiary (as the case may be);

(o)	except such as shall have been made or obtained at or before the Closing Time under the Securities Laws and the rules and regulations of the TSXV and FINRA, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the distribution of the Rights and the issue and sale of the Offered Shares, including the Equity Backstop Common Shares, and the Equity Back Stop Preferred Shares as contemplated by this Agreement and the Equity Backstop Agreement or the consummation by the Corporation of the transactions contemplated in this Agreement and the Equity Backstop Agreement;

(p)	neither the Corporation nor any of the Material Subsidiaries is in breach or violation of or in default under (nor has any event occurred which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under): (i) any material requirement of any statute, rule or regulation applicable to the Corporation or any of the Material Subsidiaries including, without limitation, the Securities Laws and the by-laws, rules and regulations of the TSXV but excluding any existing Iraq federal petroleum legislation to the extent applicable to the Business and in conflict with Kurdistan law; (ii) the constating documents or by-laws of the Corporation or any of the Material Subsidiaries or resolutions of the directors or shareholders of the Corporation or any of the Material Subsidiaries; (iii) any mortgage, hypothec, note, indenture, deed of trust, bank loan, credit agreement, contract, agreement, instrument, lease, license, or other document, agreement or instrument to which the Corporation or any of the Material Subsidiaries is a party or by which it is bound other than any defaults which have been waived by the relevant parties; or (iv) any judgment, decree or order applicable to the Corporation or any of the Material Subsidiaries or the property or assets of the Corporation or any of the Material Subsidiaries;

(q)	the Public Record contains all material facts with respect to the Corporation, the Material Subsidiaries, its Material Contracts, the Business, the Common Shares and the Class A Preferred Shares and does not contain a misrepresentation and the Corporation has not filed any confidential material change reports which are maintained on a confidential basis as at the date hereof;

(r)	all documents required to be filed by the Corporation pursuant to the continuous disclosure obligations to which the Corporation is subject under Canadian Securities Laws have been filed by the Corporation on SEDAR;

(s)	Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta has been duly appointed as the registrar and transfer agent for the Common Shares and the Subscription Agent has been duly appointed as Subscription Agent for the Rights Offering pursuant to the Rights Agency Agreement;

(t)	other than as disclosed in the Public Record or as disclosed in the Due Diligence Session Responses, there has not been (i) any material adverse change, or any development involving a prospective material adverse change, in the Business, business properties, management, Material Contracts, personnel, financial condition or results of operations of the Corporation or any of the Material Subsidiaries taken as a whole; (ii) any transaction which is material to the Corporation or any of the Material Subsidiaries taken as a whole; (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Corporation or any of the Material Subsidiaries, which is material to the Corporation and the Material Subsidiaries taken as a whole; (iv) any material change in the capital stock or outstanding indebtedness of the Corporation or any of the Material Subsidiaries; or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Corporation or any of the Material Subsidiaries;

(u)	there are no actions, suits, claims, investigations or proceedings pending or, to the best of the Corporation’s knowledge, threatened or contemplated to which the Corporation or any of the Material Subsidiaries or, to the Corporation’s knowledge, any of their respective directors or officers is or would be a party to or of which any of their respective properties is or would be subject at law or in equity, before or by any Government Authority, except any such action, suit, claim, investigation or proceeding which, if resolved adversely to the Corporation or any of the Material Subsidiaries, would not, individually or in the aggregate, have a Material Adverse Effect;

(v)	no Securities Commission or any other securities commission or similar regulatory authority (including the SEC and FINRA) has issued any order preventing or suspending trading of any securities of the Corporation; the Corporation is not in default of any material requirement of applicable securities laws, including without limitation Securities Laws;

(w)	neither the Corporation nor any subsidiary of the Corporation is a party to or bound by any material agreement of guarantee, indemnification or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation or its subsidiaries and applicable laws, indemnification obligations in favour of the KRG in the PSCs, indemnification obligations in favour of agents in connection with securities offerings and, the Corporation’s guarantee of WZL’s obligations;

(x)	none of the directors or senior officers of the Corporation, or any associate (as defined in Canadian Securities Laws) or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any continuing or existing material transaction or has any material interest, direct or indirect, in any proposed transaction which is material to or will materially adversely affect the Corporation or the Business other than as disclosed in the Public Record;

(y)	neither the Corporation nor its subsidiaries have any loans or other indebtedness currently outstanding to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation or its subsidiaries, other than in respect of (i) expenses incurred in the ordinary course of business, which expenses are reimbursable by the Corporation and do not exceed $25,000 or, (ii) amounts owing between the Corporation and the Material Subsidiaries;

(z)	except as set forth in the Public Record, the Corporation does not have: (a) any material indebtedness; or (b) any material contingent liabilities or any material tax liabilities except for potential abandonment and reclamation liabilities in respect of its properties and assets;

(aa)	all tax returns required to be filed by the Corporation or the Material Subsidiaries have been filed in a timely manner and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been promptly paid, other than those being contested in good faith and for which adequate reserves have been provided;

(bb)	the minute books of the Corporation and the Material Subsidiaries are true and correct and contain the minutes of all meetings and all the resolutions of directors and shareholders thereof, other than certain resolutions in connection with the transactions contemplated herein which resolutions have been passed but the minutes containing same have not been finalized and included in the minute books, and all such meetings were duly called and properly held and all such resolutions were properly adopted except to the extent that any such failure could not reasonably be expected to have a Material Adverse Effect on the Corporation or the Material Subsidiaries, as the case may be;

(cc)

the Corporation and each of the Material Subsidiaries have all necessary licenses, permits, authorizations, consents and approvals and have made all necessary filings required under any applicable law, regulation or rule, and have obtained all necessary licenses, permits, authorizations, consents and approvals from other persons, in order to conduct the Business and neither the Corporation nor the Material Subsidiaries are in violation of, or in default under, or has received valid notice of any proceedings relating to revocation or modification of, any such license, authorization, consent or approval or any provincial, federal, municipal, state, local or foreign law, regulation or rule or of any decree, order or judgment applicable to the Corporation or the Material Subsidiaries; except as has been disclosed in the Final Prospectuses or where such lack of licence, authorization consent or approval or violation, default, revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect;

(dd)	the Corporation has not and is not knowingly selling, facilitating, transporting, exporting or arranging for the sale, export or transport of any oil or refined petroleum products to Iran in violation of any sanctions administered by any Government Authority, including, without limitation, the U.S. Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010;

(ee)	except as disclosed in the Public Record, the Corporation has not entered into any transaction which is or may reasonably be expected to be material to the Corporation (taken as a whole) and which is not in the ordinary course of business;

(ff)	the Corporation and each of the Material Subsidiaries and their respective properties, assets and operations are in compliance with, and the Corporation and each of the Material Subsidiaries hold all permits, authorizations and approvals required under, Environmental Laws, except to the extent that failure to so comply with or to hold such permits, authorizations or approvals would not, individually or in the aggregate, have a Material Adverse Effect; there are no past, present or, to the best of the Corporation’s knowledge, reasonably anticipated future events, conditions, circumstances, activities, practices, actions, omissions or plans that could reasonably be expected to give rise to any material costs or liabilities to the Corporation or any of the Material Subsidiaries under, or to interfere with or prevent compliance by the Corporation or any of the Material Subsidiaries with, Environmental Laws; except as would not, individually or in the aggregate, have a Material Adverse Effect, and neither the Corporation nor any of the Material Subsidiaries (i) is the subject of any investigation; (ii) has received any notice or claim; (iii) is a party to or affected by any pending or, to the Corporation’s knowledge, threatened action, suit or proceeding; (iv) is bound by any judgment, decree or order; or (v) has entered into any agreement, in each case relating to any alleged violation of any Environmental Law or any actual or alleged release or threatened release or cleanup at any location of any Hazardous Materials;

(gg)	in the ordinary course, the Corporation and each of the Material Subsidiaries conduct periodic reviews of the effect of the Environmental Laws on their respective businesses, operations and properties, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for cleanup, closure of properties or compliance with the Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties);

(hh)	the Corporation and each of the Material Subsidiaries owns or possesses all inventions, patent applications, patents, trademarks (both registered and unregistered), tradenames, service names, copyrights, trade secrets and other proprietary information described in the Public Record as being owned or licensed by it or which is necessary for the conduct of, or material to, its businesses (collectively, the “Intellectual Property”), and the Corporation is unaware of any claim to the contrary or any challenge by any other person to the rights of the Corporation or any of the Material Subsidiaries with respect to the Intellectual Property. Neither the Corporation nor any of the Material Subsidiaries has infringed or is infringing the intellectual property of a third party, and neither the Corporation nor any of the Material Subsidiaries has received notice of a claim by a third party to the contrary;

(ii)	neither the Corporation nor any of the Material Subsidiaries is engaged in any unfair labour practice; except for matters which would not, individually or in the aggregate, have a Material Adverse Effect, (i) there is (A) no unfair labour practice complaint pending or, to the Corporation’s knowledge, threatened against the Corporation or any of the Material Subsidiaries before any labour relations board, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or, to the Corporation’s knowledge, threatened, (B) no strike, labour dispute, slowdown or stoppage is pending or, to the Corporation’s knowledge, threatened against the Corporation or any of the Material Subsidiaries; and (C) no union representation dispute currently existing concerning the employees of the Corporation or any of the Material Subsidiaries, (ii) to the Corporation’s knowledge, no union organizing activities are currently taking place concerning the employees of the Corporation or any of the Material Subsidiaries; and (iii) there has been no violation of any provincial, federal, municipal, state, local or foreign law relating to discrimination in the hiring, promotion or pay of employees, any applicable wage or hour laws concerning the employees of the Corporation or any of the Material Subsidiaries;

(jj)	the Corporation has no pension, retirement or similar plans relating to the current of former employees, officers or directors of the Corporation or any of the Material Subsidiaries, whether written or oral;

(kk)

the Corporation made available to Sproule prior to the issuance of the Sproule Reports for the purpose of preparing such documents all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was so provided; the Corporation has no knowledge of a material adverse change in any information provided to Sproule since the respective dates that such information was so provided; the Corporation believes that the Sproule Reports (taken as a whole) reasonably present the resources associated with the Corporation’s prospects described therein based upon information available at the respective times the Sproule Reports were completed; Sproule has not audited any of the Corporation’s resource estimates or evaluated any of the Corporation’s resources since the preparation date of the most recent Sproule Report; the Corporation has no reason to believe that the Sproule Reports were not accurate in all material respects as at the respective effective dates of such reports; and the Corporation has no knowledge of any material adverse change in its resources from that disclosed in the Sproule Reports;

(ll)	the Corporation, through its Material Subsidiaries, holds good title to all of its petroleum and natural gas interests, including without limitation the interests in and to be derived from the Kurdamir Block and the Garmian Block, subject to the terms and conditions contained in the PSCs (for the purpose of this subsection, the foregoing are referred to as the “Interest”), the Interest is free and clear of adverse claims created by, through or under the Corporation except as disclosed in the Public Record or those arising in the ordinary course of business, and to its knowledge, the Corporation holds the Interest under valid and subsisting production sharing contracts with the KRG;

(mm)	except as disclosed in the Final Prospectuses, no person is entitled to royalties or other interests in any revenue of the Corporation or any of its subsidiaries whether derived from the utilization of any intellectual or proprietary information or equipment of the Corporation or any of its subsidiaries or otherwise;

(nn)	other than employment agreements with the Corporation’s executive officers and senior management as disclosed in the 2014 Information Circular and the Due Diligence Session Responses, neither the Corporation nor any of the Material Subsidiaries are a party to any contracts of employment which may not be terminated on one month’s notice or which provide for payments occurring on a change of control of the Corporation;

(oo)	neither the Corporation nor any of the Material Subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the Material Contracts, and no such termination or non-renewal has been threatened by the Corporation or any of the Material Subsidiaries or, to the Corporation’s knowledge, any other party to such contract or agreement;

(pp)	the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agents’ commission or other forms of compensation with respect to the transactions contemplated herein for which the Corporation will have any liability or obligation, except as provided herein;

(qq)	all statistical or market-related data included in the Public Record are based on or derived from sources that the Corporation reasonably believes to be reliable and accurate, and the Corporation has obtained the written consent to the use of such data from such sources to the extent required;

(rr)	neither the Corporation nor, to the Corporation’s knowledge, any of its securityholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation other than the Crest 2012 Investment Agreement, the Crest 2013 Investment Agreement and the lock-up agreements contemplated by the Equity Backstop Agreement;

(ss)	the Corporation and each of the Material Subsidiaries maintain insurance covering their respective properties, operations, personnel and businesses as the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Corporation and the Material Subsidiaries and their respective businesses; all such insurance is fully in force on the date hereof and will be fully in force at the time of purchase and each additional time of purchase, if any; neither the Corporation nor any of the Material Subsidiaries has reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

(tt)	the Corporation and each of the Material Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(uu)	the operations of the Corporation and each of the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Government Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Government Authority or any arbitrator or non-governmental authority involving the Corporation or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the Corporation’s knowledge, threatened;

(vv)	neither the Corporation nor any of the Material Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of the Material Subsidiaries has made any payment of funds out of the Corporation or any Material Subsidiary or received or retained funds in a violation by such persons of any applicable law, rule or regulation prohibiting the payment of undisclosed commissions or bonuses or the making of bribe or incentive payments or other arrangements of a similar nature, such as the Corruption of Foreign Public Officials Act (Canada) and any similar law of any other jurisdiction applicable to the Corporation or its Material Subsidiaries; and the Corporation and the Material Subsidiaries have instituted and maintained policies and procedures designed to ensure continued compliance therewith;

(ww)	neither the Corporation nor any of the Material Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the FCPA, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Corporation, the Material Subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(xx)	neither the Corporation nor any of the Material Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of the Material Subsidiaries is currently subject to any sanctions administered by any Government Authority; and the Corporation will not directly or indirectly use the proceeds of the Rights Offering or the Private Placement, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity for the purpose of financing the activities of any person currently subject to any sanctions administered by any Government Authority in violation of such sanctions;

(yy)	no subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Corporation, from making any other distribution on such subsidiary’s capital stock, from repaying to the Corporation any loans or advances to such subsidiary from the Corporation or from transferring any of such subsidiary’s property or assets to the Corporation or any other subsidiary of the Corporation;

(zz)	each of the Material Contracts has been duly authorized, executed and delivered by the Corporation or one of the Material Subsidiaries and to the best of the Corporation’s knowledge the parties thereto and constitutes a legal, valid and binding obligation of the Corporation or one of the Material Subsidiaries and to the best of the Corporation’s knowledge the other parties thereto and is enforceable in accordance with its terms subject to laws relating to creditors rights generally and except as rights of indemnity may be limited by applicable law;

(aaa)	all of the financial information contained in the Public Record has been duly approved by the board of directors of the Corporation or the audit committee of the board of directors of the Corporation;

(bbb)	the auditors of the Corporation are independent public accountants as required under Canadian Securities Laws and there has not been any “disagreement” (within the meaning of NI 51-102) with the auditors;

(ccc)	the Due Diligence Session Responses, excluding the portion of such responses which were or are forward-looking or relate to projections or forecasts, have been and shall be true and correct in all material respects as at the time such responses are given and such responses taken as a whole did not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which those responses were given, and the copies of the Crest 2012 Investment Agreement, the Crest 2013 Investment Agreement and the Equity Backstop Agreement provided to the Dealer Manager in connection with their due diligence investigations are true and complete copies thereof, unamended as of the date hereof;

(ddd)	no securities commission, stock exchange or comparable authority, including without limitation the Securities Commissions and the SEC, has issued any order preventing the distribution of the Rights, the Offered Shares or the Equity Backstop Preferred Shares, if any, in any Qualifying Jurisdiction, the United States, the United Kingdom, any other member state of the EEA or Switzerland nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(eee)	the issued and outstanding Common Shares are listed and posted for trading on the TSXV and the Corporation is in material compliance with the by-laws, rules and regulations of the TSXV, including without limitation all provisions of the TSXV Corporate Finance Manual and the Corporation has taken all proceedings and other steps that are necessary to cause the Rights and the Offered Shares to be conditionally approved for listing and trading on the TSXV, subject only to the Standard Listing Conditions;

(fff)	the Corporation is a “reporting issuer” (within the meaning of Canadian Securities Laws) in good standing in each of the Qualifying Jurisdictions and is not in default of any material requirements of the Canadian Securities Laws therein; and

(ggg)	to the knowledge of the Corporation, Crest beneficially owns, or exercises control or direction over, not more than 93,998,437 Common Shares (representing approximately 19.7% of the issued and outstanding Common Shares on the date hereof), and Crest and its affiliates do not beneficially own, or exercise control or direction over any other securities of the Corporation or any securities convertible or exchangeable into shares of the Corporation and do not have any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation, other than $19.8 million principal amount of 4.00% convertible senior unsecured notes of the Corporation and as provided for in the Equity Backstop Agreement and the Crest 2013 Investment Agreement.

11.	Indemnification

The Corporation agrees to indemnify the Dealer Manager and certain other parties in accordance with Schedule “B” attached hereto, which Schedule forms part of this Agreement and the consideration for which is the entering into of this Agreement. Such indemnity (the “Indemnity”) shall be in addition to, and not in substitution for, any liability which the Corporation or any other party may have to the Dealer Manager or to the other parties under such Indemnity.

12.	Closing

The closing of the issuance and sale of the Offered Shares shall take place at the Closing Time at the offices of Norton Rose Fulbright Canada LLP in Calgary, Alberta or at such other place as may be agreed upon in writing by the Corporation and the Dealer Manager.

13.	Conditions Precedent

The following are conditions precedent to the obligations of the Dealer Manager under this Agreement, which conditions the Corporation covenants to exercise its best efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Dealer Manager at any time. At the Closing Time:

(a)	the Corporation shall have delivered to the Dealer Manager a certificate, dated the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation, on behalf of the Corporation, certifying that:

(i)	the Corporation has complied in all material respects with all terms and conditions of this Agreement to be complied with by it at or prior to the Closing Time;

(ii)	except for changes contemplated by this Agreement, the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii)	no event of a nature referred to in subsections 14(a) through (d), inclusively, has occurred since the date of this Agreement;

(iv)	no order, ruling or determination having the effect of ceasing or suspending trading in the Rights, the Common Shares, the Class A Preferred Shares or any other securities of the Corporation, in any of the Qualifying Jurisdictions, the United States or elsewhere has been issued and no proceedings for such purpose are pending, contemplated or threatened;

(v)

there has been no adverse material change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, capital, ownership or condition (financial or otherwise) of the Corporation from that disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package or any Prospectus Amendment; and

(vi)	such other matters as the Dealer Manager may reasonably request;

(b)	the Corporation shall have furnished to the Dealer Manager evidence that the Offered Shares have been accepted for listing and trading on the TSXV subject to the Standard Listing Conditions;

(c)	the Dealer Manager shall have received a letter of the auditors of the Corporation updating the letter referred to in paragraph 7(e)(ii) above to the Closing Time, such letter to be in form and substance satisfactory to the Dealer Manager and its counsel, provided that such letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date; and

(d)	the Dealer Manager shall have received legal opinions, dated the Closing Date from Norton Rose Fulbright Canada LLP, Canadian counsel for the Corporation, to the effect set forth in Schedule C hereto, from Paul Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Corporation with respect to U.S. Securities Laws in form and substance satisfactory to the Dealer Manager, acting reasonably, and from Blake, Cassels & Graydon LLP, Canadian counsel for the Dealer Manager, with respect to the issuance and delivery of the Rights and the issuance, sale and delivery of the Offered Shares upon exercise of the Rights in the Qualifying Jurisdictions, the Canadian Final Prospectus and other related matters as the Dealer Manager may reasonably require, it being understood that Canadian counsel for the Dealer Manager may rely on the opinions of Canadian counsel for the Corporation as to the matters which relate specifically to the Corporation and that Canadian counsel for the Dealer Manager and Canadian counsel for the Corporation may rely upon the opinions of local counsel in the Qualifying Jurisdictions as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(e)	the Dealer Manager shall have received a legal opinion, dated the Closing Date from Quebec counsel for the Corporation, to the effect that the laws of the Province of Québec relating to the use of the French language in connection with the issuance and delivery of the Rights and the issuance, sale and delivery of the Offered Shares upon exchange of the Rights in such province have been complied with; and

(f)	FINRA shall not have raised any objections with respect to the fairness or reasonableness of the arrangements or transactions, contemplated hereby which remain unresolved.

14.	Termination

(a)	If, prior to the Expiration Time, any inquiry, action, suit, investigation or other proceeding whether formal or informal is instituted or threatened or any order is made by any federal, state, provincial or other governmental authority in relation to the Corporation or any one of the officers or directors of the Corporation which, in the sole opinion of the Dealer Manager, acting reasonably, makes it impractical or unwise to procure the exercise of the Rights, the Dealer Manager shall be entitled, at its sole option, in accordance with subsection 14(f) below, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Expiration Time.

(b)	If, prior to the Expiration Time, there should develop, occur or come into effect any event of any nature, including without limitation, terrorism, accident, a new or change in any governmental law or regulation, or other condition or major financial occurrence of national or international consequence, which, in the sole opinion of the Dealer Manager, acting reasonably, adversely affects or will adversely affect the financial markets in Canada, the United States or Europe or the business, affairs, operations or profitability of the Corporation, or the market price or value of the securities of the Corporation, or makes it impractical or unwise to procure the exercise of the Rights, the Dealer Manager shall be entitled, at its sole option, in accordance with subsection 14(g) below, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(c)	If, prior to the Closing Time, there should occur or be announced by the Corporation any material change or a change in any material fact such as is contemplated by Section 9 above, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to the Dealer Manager), and such material change or material fact has or, in the sole opinion of the Dealer Manager, acting reasonably, might be expected to have, an adverse change or effect on the business, affairs, or profitability of the Corporation or on the market price or the value of the securities of the Corporation or makes it impractical or unwise to procure the exercise of the Rights, the Dealer Manager shall be entitled, at its sole option, in accordance with subsection 14(f) below, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d)

The Corporation agrees that all material terms, covenants and conditions contained in this Agreement or any material representations or warranties, as the case may be, shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonably best efforts to cause such conditions to be complied with, and that any breach or failure by it to comply with any such conditions shall entitle the Dealer Manager to terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Dealer Manager may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Dealer Manager only if such waiver or extension is in writing and signed by the Dealer Manager.

(e)	If, prior to the Closing Time, any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Rights, the Offered Shares or the Equity Backstop Preferred Shares is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to Rights, the Offered Shares or the Equity Backstop Preferred Shares has been issued, or proceedings are announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with, the Dealer Manager shall be entitled, at its sole option, in accordance with subsection 14(f) below, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(f)	If the Equity Backstop Agreement is terminated in accordance with its terms prior to the Expiration Time, the Dealer Manager shall be entitled, at its sole option, in accordance with subsection 14(f) below, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Expiration Time.

(g)	The rights of termination contained in subsections 14(a), (a), (c), (d), (e) and (f) above may be exercised by the Dealer Manager and are in addition to any other rights or remedies the Dealer Manager may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Dealer Manager to the Corporation or on the part of the Corporation to the Dealer Manager except in respect of any liability which may have arisen prior to or arise after such termination under any of Section 3, 5 and 11 above.

(h)	In the event the Dealer Manager terminates this Agreement, the Corporation shall file a Prospectus Amendment, amending the Final Prospectuses to remove reference to the Dealer Manager, remove the certificate of the Dealer Manager and disclose the termination of this Agreement. For greater certainty, the Corporation shall be under no obligation to terminate the Rights Offering or to withdraw the Final Prospectuses or Registration Statement.

15.	Advertisements or Announcements

The Dealer Manager shall, prior to circulation or distribution, give the Corporation reasonable opportunity to comment on the form and content of any publication or recommendation circulated or distributed publicly by the Dealer Manager in connection with solicitation of the exercise of the Rights and the subscription for the Offered Shares.

If the solicitation of the exercise of the Rights and the subscription for the Offered Shares is successfully completed, and provided the Dealer Manager is not in breach of any material provision hereof, the Dealer Manager shall be permitted to publish, at its own expense, after giving the Corporation a reasonable prior opportunity to comment on the form and content thereof, such advertisements or announcements relating to the services provided for hereunder in such newspaper or other publications as the Dealer Manager considers appropriate.

16.	Other Matters

Unless otherwise indicated, all financial references in this Agreement are to Canadian dollars. Headings used herein are for ease of reference only and shall not affect the interpretation or construction of this Agreement. References to “paragraph”, “subsection” and “Section” (unless otherwise indicated) are to the appropriate paragraphs, subsections and sections of this Agreement. Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time, and any statute or regulation that may be passed which has the effect of supplementing or superseding the statute or regulation referred to.

17.	Notices

Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be sufficiently given or made by delivery or by telecopy or similar facsimile transmission (receipt confirmed) to the respective parties as follows:

(a)	if to the Corporation, to:

WesternZagros Resources Ltd.

600, 440 – 2nd Avenue SW

Calgary, AB T2P 5E9

Attn:	Chief Financial Officer
Fax:	(403) 233-0174

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

3700, 400 – 3rd Avenue SW

Calgary, AB T2P 4H2

Attn:	Lianne J. Tysowski
Fax:	(403) 264-5973

(b)	if to the Dealer Manager, to:

FirstEnergy Capital Corp.

1100, 311 – 6th Avenue SW

Calgary, AB T2P 3H2

Attn:	Robyn Hemminger
Fax:	(403) 262-0633

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

3500, 855 – 2nd Street SW

Calgary, AB T2P 4J8

Attn:	John Eamon

Fax:	(403) 260-9700

Any notice so given shall be deemed conclusively to have been given and received when so personally delivered or so telecopied or transmitted and receipt confirmed. Any party may change its address by notice to the other in the manner set out above.

18.	Miscellaneous

(a)	This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

(b)	The representations, warranties and covenants contained in this Agreement shall survive the issuance of the Rights and the Offered Shares by the Corporation.

(c)	The Corporation acknowledges and agrees that the Dealer Manager has certain statutory obligations as a registrant under Securities Laws and has fiduciary relationships with its clients and consents to the Dealer Manager acting hereunder while continuing to act for its clients. To the extent that the Dealer Manager’s statutory obligations as a registrant under Securities Laws or fiduciary relationships with its clients conflict with its obligations hereunder, the Dealer Manager shall be entitled to fulfill its statutory obligations as a registrant under Securities Laws and its duties to its clients.

(d)	Time shall be of the essence in this Agreement.

(e)	This Agreement may be executed in several counterparts and by facsimile, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.

(f)	If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

(g)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(h)	The parties have requested that this Agreement and all related documents be drawn up in English only. Les parties aux présentes ont exigé que le présent contrat et tous les documents qui s’y rattachent soient rédigés en anglais seulement.

[Remainder of this page intentionally left blank.]

If the foregoing is in accordance with your understanding and is agreed by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Dealer Manager upon which this letter as so accepted shall constitute an agreement among us.

Yours very truly,

FIRSTENERGY CAPITAL CORP.

By:	“Robyn Hemminger”
Robyn Hemminger
Director, Corporate Finance

The foregoing is accepted and agreed to as of the date first above written.

WESTERNZAGROS RESOURCES LTD.

By:	“Gregory C. Stevenson”
Gregory C. Stevenson
Chief Financial Officer

SCHEDULE “A”

ELIGIBLE U.S. HOLDERS

[Names of institutions redacted.]

SCHEDULE “B”

INDEMNITY

In connection with the engagement of FirstEnergy Capital Corp. (the “Dealer Manager”) pursuant to the attached Dealer Manager Agreement (the “Dealer Manager Agreement”) dated as of October 6, 2014 between the Dealer Manager and WesternZagros Resources Ltd. (the “Indemnitor”), the Indemnitor agrees to indemnify and hold harmless the Dealer Manager and its affiliates, their respective directors, officers, employees, partners, shareholders and agents and controlling persons of the Dealer Manager for purposes of Section 20(a) of the Securities Exchange Act of 1934, as amended (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), to the full extent lawful, from and against any and all expenses, losses, claims, actions, damages and liabilities, joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and, except as provided herein, the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party but not including any amount for lost profits) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities, relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

(a)	any statement contained in the Canadian Prospectuses, the Registration Statement, the Disclosure Package, any Free Writing Prospectus, the U.S. Prospectuses or any supplementary material or any other material filed with any securities regulatory authority or other authority in connection with the Rights Offering or any certificate or other document of the Indemnitor being filed or delivered in connection with the Rights Offering being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances in which they are made;

(b)	the Indemnitor not complying or being alleged not to comply with the requirements of applicable Securities Laws;

(c)	any order made or any inquiry, investigation or proceeding commenced or threatened by any applicable securities regulatory authority or other authority, based upon paragraphs (a) or (b) above or both (except if based solely upon the activities or the alleged activities of the Indemnified Parties); or

(d)	any material misrepresentation or material breach of a warranty or covenant contained in the Dealer Manager Agreement;

provided that the Indemnitor shall not be liable in any such case to the extent that any such expenses, losses, claims, actions, damages or liabilities arise out of or are based upon any misrepresentation, omission, alleged misrepresentation or alleged omission made in the Canadian Prospectuses, the Registration Statement, the Disclosure Package, the U.S. Prospectuses, any

supplementary material or any other material filed with any securities regulatory authority or other authority in connection with the Rights Offering and such misrepresentation, omission, alleged misrepresentation or alleged omission was made in reliance upon and in conformity with information relating solely to an Indemnified Party furnished to the Indemnitor by an Indemnified Party specifically for the use in the preparation thereof.

Notwithstanding the foregoing, this Indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such expenses, losses, claims, actions, damages or liabilities to which an Indemnified Party may be subject were directly caused by the negligence, fraud or willful misconduct of such Indemnified Party or breach of the Dealer Manager Agreement by an Indemnified Party. Notwithstanding anything in this Schedule or the Dealer Manager Agreement, the Indemnitor shall not be liable to any Indemnified Parties for any indirect or consequential losses or damages.

If for any reason (other than determination as to any of the events referred to in the foregoing paragraph of this Indemnity) the foregoing indemnification is unavailable to the Dealer Manager or any other Indemnified Party or insufficient to hold the Dealer Manager or any other Indemnified Party harmless, the Indemnitor shall contribute to the amount paid or payable by the Dealer Manager or the other Indemnified Party as a result of such expense, loss, claim, action, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Dealer Manager or any other Indemnified Party on the other hand but also the relative fault of the Indemnitor, the Dealer Manager or any other Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Dealer Manager or any other Indemnified Party as a result of such expense, loss, claim, action, damage or liability in excess of such amount over the amount of the fees received by the Dealer Manager under the Dealer Manager Agreement.

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and /or the Dealer Manager or any other Indemnified Party by any governmental commission, or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and /or the Dealer Manager or any other Indemnified Party and the Dealer Manager or such other Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the Dealer Manager Agreement, the Engagement of the Dealer Manager pursuant to the Dealer Manager Agreement, or the performance of professional services rendered to the Indemnitor by the Dealer Manager pursuant to the Dealer Manager Agreement, the Dealer Manager or such other Indemnified Party shall have the right to employ its own counsel in connection therewith, and, provided that such legal proceeding or investigation is not caused by or the result of the gross negligence, wilful misconduct or breach of the Dealer Manager Agreement by any Indemnified Party, the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Parties for time spent by them in connection therewith) and the reasonable out-of-pocket expenses incurred by the Indemnified Parties in connection therewith shall be paid by the Indemnitor as they occur, provided, however, that the Indemnitor shall only be obligated to pay the reasonable fees and expenses of one counsel in any one jurisdiction.

Promptly after receiving notice of an action, suit, proceeding or claim against the Dealer Manager any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Dealer Manager will notify the Indemnitor in writing of the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to the Dealer Manager or any other Indemnified Party except only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any increase in the liability which the Indemnitor would otherwise have under this Indemnity had the Dealer Manager not so delayed in or failed to give the notice required hereunder.

The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defense thereof, provided such defense is conducted by experienced and competent counsel. Upon the Indemnitor notifying the Dealer Manager in writing of its election to assume the defense and retain counsel, the Indemnitor shall not be liable to the Dealer Manager or any other Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Dealer Manager, will keep the Dealer Manager advised of the progress thereof and will discuss with the Dealer Manager all significant actions proposed.

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to employ counsel of such Indemnified Party’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate because there may be legal defences available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the Indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Party’s behalf); provided, however, that the Indemnitor shall only be able to pay the reasonable fees and expenses of one counsel in any one jurisdiction.

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnitor, such consent not to be unreasonably withheld and the Indemnitor shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld and the Indemnified Parties shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.

The Indemnitor hereby acknowledges that the Dealer Manager acts as trustee for other Indemnified Parties of the Indemnitor’s covenants under this Indemnity with respect to such persons and the Dealer Manager agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Dealer Manager and any other Indemnified Party. The foregoing provisions shall survive the completion of the professional services rendered under the Dealer Manager Agreement, any termination of the authorization given by the Dealer Manager Agreement, or any investigation made by the Dealer Manager or on its behalf

Capitalized terms used in this Schedule “B” but not defined herein shall have the respective meanings ascribed thereto in the Dealer Manager Agreement to which this Schedule “B” is a schedule of.

SCHEDULE “C”

LEGAL OPINION

Opinion of Norton Rose Fulbright Canada LLP

1.	Each of the Corporation and WZRI has been duly incorporated, amalgamated or formed, as the case may be, is validly subsisting under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

2.	The authorized capital of the Corporation consists of (A) an unlimited number of Common Shares; (B) an unlimited number of Class A Preferred Shares, issuable in series; and (C) an unlimited number of Class B Preferred Shares, of which [476,647,510] Common Shares are issued and outstanding as fully paid and non-assessable shares immediately prior to the Closing Date and nil Class A Preferred Shares and nil Class B Preferred Shares, are issued and outstanding immediately prior to the Closing Date;

3.	The Corporation has all necessary corporate power and authority to enter into this Agreement, the Equity Backstop Agreement and the Rights Agency Agreement and to perform its obligations set out therein and each of this Agreement, the Equity Backstop Agreement and the Rights Agency Agreement has been duly authorized, executed and delivered by the Corporation and each of this Agreement, the Equity Backstop Agreement and the Rights Agency Agreement constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with its terms subject to normal qualifications including those relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

4.	The execution and delivery of this Agreement, the Equity Backstop Agreement and the Rights Agency Agreement and the performance of and compliance with the terms of this Agreement, the Equity Backstop Agreement and the Rights Agency Agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (i) any statute, rule or regulation of the Province of Alberta or the federal laws of Canada applicable therein; (ii) any term, condition or provision of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof) or shareholders of the Corporation; or (iii) to the knowledge of such counsel, any other mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of its Material Subsidiaries is a party or by which it is bound as at the date hereof or on the Closing Date or the Additional Closing Date, as applicable, or, to the knowledge of such counsel, any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or any of its Material Subsidiaries or their respective properties or assets;

5.	The Corporation is a “reporting issuer” not noted in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Canadian Securities Laws of each of the other Qualifying Jurisdictions and is eligible to participate in NI 44-101 in each of the Qualifying Jurisdictions;

6.	The form of the definitive certificate representing each of the Rights and the form of the definitive certificate representing each of the Common Shares (including the Offered Shares) has been approved and adopted by the Corporation and complies with the Business Corporations Act (Alberta), the by-laws of the Corporation and the requirements of the TSXV relating thereto;

7.	The Rights have been duly authorized and validly issued, and upon payment of the subscription price and the valid exercise of the Rights as contemplated in the Final Prospectuses, the Offered Shares will be duly authorized and validly issued as fully paid and non-assessable Common Shares;

8.	The Offered Shares are eligible investments as set out under the heading “Eligibility for Investment” in the Final Prospectuses;

9.	The attributes and characteristics of the Rights and the Offered Shares conform in all material respects with the description thereof contained in the Prospectuses;

10.	Except such as have been made or obtained under the Canadian Securities Laws or the rules of the TSXV, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, for the execution, delivery and performance by the Corporation of this Agreement or the consummation by the Corporation of the transactions contemplated herein;

11.	All necessary documents have been filed, all necessary proceedings have been taken by the Corporation and all approvals, permits, consents and authorizations have been obtained by the Corporation as required under the Canadian Securities Laws of each of the Qualifying Jurisdictions in order to qualify the distribution of the Rights and the distribution and sale of the Offered Shares to the holders of Rights in each of such Qualifying Jurisdictions by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Canadian Securities Laws;

12.	The Corporation has all necessary corporate power and authority to execute and deliver the Canadian Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Canadian Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions in accordance with Canadian Securities Laws;

13.	In reliance on a letter of the TSXV, the TSXV has conditionally approved the listing of the Rights and the Offered Shares and, upon notification to the TSXV of the issuance and sale thereof and fulfillment of the Standard Listing Conditions on or before the date specified in the letter of the TSXV, the Offered Shares will be listed for trading on the TSXV;

14.	Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta has been duly appointed the transfer agent and registrar for the Common Shares;

15.	The Subscription Agent has been duly appointed as subscription agent pursuant to the Rights Agency Agreement;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the distribution, issuance, sale and delivery of the Rights, the Offered Shares or the Equity Backstop Preferred Shares as the Dealer Manager may reasonably request. It is understood that the Corporation’s counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation and the transfer agent as to relevant matters of fact.